November 30, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 20, 2018
           File No. 333-226042

Dear Mr. Jensen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2018 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed November 20, 2018

Prospectus Summary
Current Projects, page 5

1. We note your disclosure on page 5 indicating that your recent acquisition of Wyoming
       County Coal LLC is immaterial to your operations and your disclosure on page 73 indicating that you do not anticipate having operations at Wyoming County Coal LLC for the foreseeable future. Additionally we note a recent press release
(https://www.coalage.com/breaking-news/american-resources-acquires-met-coal-
       mining-complex-in-west-virginia/) valuing the transaction at $16 million and indicating that you plan to begin development over the next 18 months with production starting in 2020. Please tell us how you determined that this property was not
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany 30, 2018
November NameAmerican Resources Corporation
Page 2
November 30, 2018 Page 2
FirstName LastName
         material considering the acquisition appears to be material in terms of total assets.
          Additionally please reconcile the disclosure in the prospectus regarding your development and production plans for this property with the news article.
Series A Preferred Stock- Anti-Dilution Provisions, page 43

2. We note your disclosure that "the Series A Preferred stock (481,780 shares) shall have full anti-dilution protection until March 1, 2020 and that "the Series A Holdings held by the Series A Holders shall be convertible into, and/or equal to, no less than Seventy-Two
         Percent (72.0%) of the fully-diluted common stock outstanding of the company." It appears that that the Series A Preferred stock is convertible into a variable number of shares and not into a fixed number of shares as indicated elsewhere in your filing. Thus, the embedded conversion feature may be deemed a derivative subject to bifurcation from the host contract pursuant to ASC 815-15-25-1. Please address the following:

         - tell us the effective date of the "enhanced anti-dilution provision" as further referenced on page 8.
         - confirm to us whether you have separated the conversion option from the host contract.
         If not, tell us why and refer to your basis in the accounting literature.

         Additionally, please disclose the anti-dilution provision of the Series A Preferred Stock in a note to the financial statements, including your basis of accounting and its potential impact on the financial statements upon the completion of your public offering.
Basis of Presentation and Consolidation, page F-18

3. We reissue our prior comment 4. Please revise to conform with the expanded disclosures on ERC Mining LLC and Land Resources & Royalties LLC as contained on page F-7 of your amended Form 10-K filed October 22, 2018.
Coal Property and Equipment, page F-21

4. Consistent with the related footnote in the Form 10-K/A, please delete the sentence as follows: "Coal properties are depreciated using the units-of-production method, over the estimated coal deposits."
 Mark C. Jensen
American Resources Corporation
November 30, 2018
Page 3

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameMark C. Jensen
                                                         Division of
Corporation Finance
Comapany NameAmerican Resources Corporation
                                                         Office of
Telecommunications
November 30, 2018 Page 3
cc:       Clifford Hunt
FirstName LastName